Exhibit 99.1

58.com Reports Third Quarter 2018 Unaudited Financial Results

BEIJING, November 14, 2018 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•	Total revenues were RMB3,626.8 million (US$527.2 million1), a 33.2% increase from RMB2,722.5 million in the same quarter of 2017, exceeding the high end of the Company’s guidance of RMB3,550 million.

•	Gross margin was 89.5% compared with 91.6% in the same quarter of 2017.

•	Income from operations was RMB670.6 million (US$97.5 million), a 28.4% increase from RMB522.4 million in the same quarter of 2017.

•	Non-GAAP income from operations[2] was RMB856.5 million (US$124.5 million), a 29.1% increase from RMB663.4 million in the same quarter of 2017.

•	Net income attributable to 58.com Inc. was RMB726.2 million (US$105.6 million), a 105.6% increase from RMB353.3 million in the same quarter of 2017.

•	Non-GAAP net income attributable to 58.com Inc.[3] was RMB843.5 million (US$122.6 million), a 76.2% increase from RMB478.7 million in the same quarter of 2017.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB4.92 (US$0.72) and RMB4.84 (US$0.70), respectively, representing 103.3% and 103.2% increases from RMB2.42 and RMB2.38, respectively, in the same quarter of 2017. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB5.72 (US$0.83) and RMB 5.63 (US$0.82), respectively, representing 74.3% and 74.2% increases from RMB3.28 and RMB3.23, respectively, in the same quarter of 2017.

1 This press release contains translations of certain Renminbi amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi (RMB) amounts into US$ amounts in this press release are made at RMB6.8792 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on September 28, 2018. The percentages stated in this press release are calculated based on the Renminbi amounts. On November 14, 2018, such exchange rate was RMB6.9402 to US$1.00.

2 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income attributable to 58.com Inc. is defined as net income attributable to 58.com Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income attributable to 58.com Inc. divided by weighted average number of basic and diluted ADSs.

Management Comments

“We delivered solid financial and operational results for the third quarter with revenues exceeding the high end of our guidance,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “We continued to see improvement in user growth and engagement on our mobile apps. Our two early-stage businesses, Zhuan Zhuan and 58 Town, continue to enjoy rapid user growth. Excluding Zhuan Zhuan and 58 Town, our core businesses maintained revenue, profit and profit margin growth momentum on a year-over-year basis. Despite an uncertain macro-economic environment, the China market remains massive and we continue to see enormous opportunities in lower-tier cities and towns where product innovation and technological advances are driving offline-to-online user conversion and substantially improving the services we can offer.”

Third Quarter 2018 Financial Results

Revenues

Total revenues were RMB3,626.8 million (US$527.2 million), representing an increase of 33.2% from RMB2,722.5 million in the same quarter of 2017.

Membership revenues were RMB1,181.1 million (US$171.7 million), an increase of 18.8% from RMB994.1 million in the same quarter of 2017. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of subscription-based paying membership accounts on the Company’s platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,968,000 during the third quarter of 2018, a 13.7% increase from approximately 2,611,000 in the same quarter of 2017. The Company defines subscription-based paying membership accounts as registered accounts through which users have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying merchant members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB2,328.9 million (US$338.5 million), an increase of 40.3% from RMB1,660.5 million in the same quarter of 2017. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB380.6 million (US$55.3 million), an increase of 67.1% from RMB227.8 million in the same quarter of 2017. The year-over-year increase was primarily driven by increases in the costs of used goods and services sold on the Zhuan Zhuan platform, traffic acquisition costs (“TAC”) paid to 58.com’s advertising union partners, and salaries and benefits primarily for information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB3,246.2 million (US$471.9 million), an increase of 30.1% from RMB2,494.8 million during the same quarter of 2017.

Gross margin was 89.5%, compared with 91.6% during the same quarter of 2017.

Operating Expenses

Operating expenses were RMB2,575.6 million (US$374.4 million), an increase of 30.6% from RMB1,972.3 million in the same quarter of 2017.

Sales and marketing expenses in the third quarter of 2018 were RMB1,920.1 million (US$279.1 million), an increase of 42.6% from RMB1,346.2 million in the same quarter in 2017.

Within sales and marketing expenses, advertising expenses in the third quarter of 2018 were RMB978.2 million (US$142.2 million), an increase of 80.7% from RMB541.2 million in the third quarter of 2017. The increase was primarily due to promotional campaigns launched during the quarter for the Company’s apps. Advertising expenses associated with the Company’s core businesses including 58.com and Anjuke accounted for the majority of the increase, while advertising expenses for Zhuan Zhuan grew at a faster rate from a smaller base in 2017.

Non-advertising sales and marketing expenses in the third quarter of 2018 were RMB941.9 million (US$136.9 million), an increase of 17.0% from RMB805.0 million in the same quarter in 2017. Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The Company’s sales and marketing headcount as of September 30, 2018 was approximately 16,000, a 2.0% decrease from September 30, 2017. The increase in non-advertising sales and marketing expenses was mainly related to marketing and promotional expenses for the Company’s core businesses as well as the expansion of Zhuan Zhuan and 58 Town.

Research and development expenses in the third quarter of 2018 were RMB468.8 million (US$68.1 million), an increase of 25.7% from RMB372.9 million in the same quarter of 2017. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the third quarter of 2018 were RMB186.7 million (US$27.1 million), a decrease of 26.3% from RMB253.3 million in the same quarter of 2017. The decrease in general and administrative expenses was due to the decreases in professional expenses, depreciation and amortization expenses and other administrative expenses, which were partially offset by the increase in salaries, benefits and share-based compensation expenses related to administrative personnel.

Income from Operations

Income from operations was RMB670.6 million (US$97.5 million) in the third quarter of 2018, an increase of 28.4% from RMB522.4 million in the same quarter of 2017.

Operating margin, defined as income from operations divided by total revenues, was 18.5% in the third quarter of 2018, compared with 19.2% in the same quarter of 2017.

Non-GAAP income from operations was RMB856.5 million (US$124.5 million) in the third quarter of 2018, an increase of 29.1% from RMB663.4 million in the same quarter of 2017.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 23.6% in the third quarter of 2018, compared with 24.3% in the same quarter of 2017.

Other Income/(Expenses), net

Other income in the third quarter of 2018 was RMB103.7 million (US$15.1 million), compared with other expenses of RMB81.4 million in the same quarter of 2017. Other income in the third quarter of 2018 mainly included RMB51.1 million investment income associated with the purchase of short-term investments, RMB67.5 million in change in fair value of long-term investments, and RMB6.0 million in tax refunds and other government subsidies, which were offset by RMB22.1 million share of net loss of equity investees. The year-over-year improvement was largely due to less equity pick-up from 58 Home, 58.com’s non-consolidated affiliate.

Net Income Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB726.2 million (US$105.6 million) in the third quarter of 2018, an increase of 105.6% from RMB353.3 million in the same quarter of 2017.

Net margin, defined as net income attributable to 58.com Inc. divided by total revenues, was 20.0% in the third quarter of 2018, compared with 13.0% in the same quarter of 2017.

Non-GAAP net income attributable to 58.com Inc. was RMB843.5 million (US$122.6 million) in the third quarter of 2018, an increase of 76.2% from RMB478.7 million in the same quarter of 2017.

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. divided by total revenues, was 23.3% in the third quarter of 2018, compared with 17.5% in the same quarter of 2017.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2018 were RMB4.92 (US$0.72) and RMB4.84 (US$0.70), respectively, representing 103.3% and 103.2% increases from RMB2.42 and RMB2.38, respectively, in the same quarter of 2017.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2018 were RMB5.72 (US$0.83) and RMB5.63 (US$0.82), respectively, representing 74.3% and 74.2% increases from RMB3.28 and RMB3.23, respectively, in the same quarter of 2017.

Cash Flow

Net cash provided by operating activities was RMB863.4 million (US$125.5 million) in the third quarter of 2018, an increase of 22.8% from RMB702.9 million in the same quarter of 2017.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB7,162.5 million (US$1,041.2 million).

Shares Outstanding

As of September 30, 2018, the Company had a total of 296,277,533 ordinary shares (including 250,691,369 Class A and 45,586,164 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2018 are expected to be between RMB3.5 billion and RMB3.6 billion. This represents a year-over-year increase of 26.6% to 30.2% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on November 15, 2018 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-6061

U.S. Toll Free:	+1-888-317-6003

Hong Kong Toll Free:	800-963976

Hong Kong	852-58081995

China Toll Free:	4001-206115

Passcode:	0603639

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, November 22, 2018. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10126317

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,524,982	1,428,996	207,727
Restricted cash-current	93,350	812,047	118,044
Short-term investments	3,437,707	4,921,441	715,409
Accounts receivable, net	667,750	906,403	131,760
Prepayments and other current assets	657,272	981,581	142,688
Total current assets	6,381,061	9,050,468	1,315,628
Non-current assets:
Restricted cash-non-current	792,000	-	-
Property and equipment, net	1,351,681	1,324,142	192,485
Intangible assets, net	1,309,566	1,155,521	167,973
Land use rights, net	3,688	3,630	528
Goodwill	15,864,655	15,864,655	2,306,177
Long-term investments	1,808,601	3,298,113	479,433
Long-term prepayments and other non-current assets	755,260	545,536	79,302
Total non-current assets	21,885,451	22,191,597	3,225,898
Total assets	28,266,512	31,242,065	4,541,526
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	75,000	814,514	118,402
Accounts payable	624,300	990,496	143,984
Deferred revenues	2,123,755	2,419,859	351,765
Customer advances	1,365,437	1,505,259	218,813
Taxes payable	186,491	263,762	38,342
Salary and welfare payable	536,831	574,234	83,474
Accrued expenses and other current liabilities	689,134	735,241	106,879
Total current liabilities	5,600,948	7,303,365	1,061,659
Non-current liabilities:
Long-term loans	777,427	37,500	5,451
Deferred tax liabilities	319,219	294,087	42,750
Other non-current liabilities	17,376	1,675	243
Total non-current liabilities	1,114,022	333,262	48,444
Total liabilities	6,714,970	7,636,627	1,110,103
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,736,405	1,914,560	278,311
Total mezzanine equity	1,736,405	1,914,560	278,311
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 245,924,871 Class A and 48,040,260 Class B shares issued and outstanding as of December 31, 2017 and 250,691,369 Class A and 45,586,164 Class B shares issued and outstanding as of September 30, 2018, respectively)	18	19	3
Additional paid-in capital	21,338,787	21,526,285	3,129,184
Accumulated deficit	(1,689,683)	(5,971)	(867)
Accumulated other comprehensive loss	(55,671)	(43,798)	(6,366)
Total 58.com Inc. shareholders’ equity	19,593,451	21,476,535	3,121,954
Noncontrolling interests	221,686	214,343	31,158
Total shareholders’ equity	19,815,137	21,690,878	3,153,112
Total liabilities, mezzanine equity and shareholders’ equity	28,266,512	31,242,065	4,541,526

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	994,107	1,181,105	171,692	2,750,712	3,276,850	476,342
Online marketing services	1,660,502	2,328,921	338,545	4,334,005	6,007,559	873,293
E-commerce services	14,664	15,627	2,272	56,491	46,642	6,780
Other services	53,247	101,148	14,703	162,890	197,453	28,703
Total revenues	2,722,520	3,626,801	527,212	7,304,098	9,528,504	1,385,118
Cost of revenues(1)	(227,761)	(380,623)	(55,330)	(662,644)	(980,104)	(142,474)
Gross profit	2,494,759	3,246,178	471,882	6,641,454	8,548,400	1,242,644
Operating expenses(1):
Sales and marketing expenses(2)	(1,346,202)	(1,920,131)	(279,121)	(3,873,773)	(5,141,943)	(747,462)
Research and development expenses	(372,873)	(468,782)	(68,145)	(1,010,543)	(1,209,224)	(175,780)
General and administrative expenses	(253,255)	(186,713)	(27,142)	(574,386)	(516,947)	(75,146)
Total operating expenses	(1,972,330)	(2,575,626)	(374,408)	(5,458,702)	(6,868,114)	(998,388)
Income from operations	522,429	670,552	97,474	1,182,752	1,680,286	244,256
Other income/(expenses):
Interest income, net	1,664	390	56	(9,138)	3,634	528
Investment income, net	55,956	115,378	16,772	314,703	226,226	32,886
Share of results of equity investees	(182,087)	(22,109)	(3,214)	(489,067)	(75,695)	(11,003)
Foreign currency exchange gain/(loss), net	313	790	115	497	(104)	(15)
Others, net	42,726	9,271	1,348	46,298	52,559	7,640
Income before tax	441,001	774,272	112,551	1,046,045	1,886,906	274,292
Income tax expenses	(51,150)	(16,798)	(2,442)	(104,545)	(206,266)	(29,984)
Net income	389,851	757,474	110,109	941,500	1,680,640	244,308
Net loss/(income) attributable to noncontrolling interests	(1,785)	2,649	385	(3,904)	3,070	446
Deemed dividend to mezzanine classified noncontrolling interests	(34,809)	(33,959)	(4,936)	(66,585)	(97,651)	(14,195)
Net income attributable to 58.com Inc.	353,257	726,164	105,558	871,011	1,586,059	230,559

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net earnings per ordinary share attributable to ordinary shareholders - basic	1.21	2.46	0.36	2.99	5.38	0.78
Net earnings per ordinary share attributable to ordinary shareholders - diluted	1.19	2.42	0.35	2.96	5.29	0.77
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	2.42	4.92	0.72	5.99	10.76	1.56
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	2.38	4.84	0.70	5.92	10.59	1.54
Weighted average number of ordinary shares used in computing basic earnings per share	291,777,760	295,068,924	295,068,924	290,853,040	294,681,288	294,681,288
Weighted average number of ordinary shares used in computing diluted earnings per share	296,419,017	299,839,409	299,839,409	294,437,994	299,630,643	299,630,643

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	1,141	2,198	320	2,139	4,313	627
Sales and marketing expenses	19,383	30,427	4,423	51,986	63,761	9,269
Research and development expenses	30,050	55,785	8,109	91,260	126,501	18,389
General and administrative expenses	40,459	47,208	6,862	106,441	130,496	18,970

Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,671	43,637	6,343	132,486	130,923	19,032
Research and development expenses	11,677	11,677	1,698	35,031	35,031	5,092

(2)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	541,209	978,219	142,200	1,575,135	2,513,055	365,312
Non-advertising sales and marketing expenses	804,993	941,912	136,921	2,298,638	2,628,888	382,150

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	522,429	670,552	97,474	1,182,752	1,680,286	244,256
Share-based compensation expenses[5]	85,581	130,660	18,993	246,374	310,535	45,142
Amortization of intangible assets resulting from business acquisitions	55,348	55,314	8,041	167,517	165,954	24,124
Non-GAAP income from operations	663,358	856,526	124,508	1,596,643	2,156,775	313,522

GAAP net income attributable to 58.com Inc.	353,257	726,164	105,558	871,011	1,586,059	230,559
Share-based compensation expenses	85,581	130,660	18,993	246,374	310,535	45,142
Amortization of intangible assets resulting from business acquisitions	55,348	55,314	8,041	167,517	165,954	24,124
Change in fair value of long-term investments	-	(67,450)	(9,805)	-	(67,450)	(9,805)
Share-based compensation expenses included in share of results of equity investees	(1,972)	8	1	2,386	1	0
Income tax effects of GAAP to non-GAAP reconciling items[6]	(13,556)	(1,218)	(177)	(41,317)	(28,330)	(4,118)
Non-GAAP net income attributable to 58.com Inc.	478,658	843,478	122,611	1,245,971	1,966,769	285,902

5 Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.0 million and RMB14.5 million for the three months and nine months ended September 30, 2018, respectively, and were excluded from the GAAP to non-GAAP reconciliation accordingly.

6 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense resulting from change in fair value of long-term investments . Other GAAP to non-GAAP reconciling items have no income tax effect.

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
GAAP operating margin	19.2%	18.5%	18.5%	16.2%	17.6%	17.6%
Share-based compensation expenses	3.1%	3.6%	3.6%	3.3%	3.3%	3.3%
Amortization of intangible assets resulting from business acquisitions	2.0%	1.5%	1.5%	2.3%	1.7%	1.7%
Non-GAAP operating margin	24.3%	23.6%	23.6%	21.8%	22.6%	22.6%

GAAP net margin	13.0%	20.0%	20.0%	11.9%	16.6%	16.6%
Share-based compensation expenses	3.1%	3.6%	3.6%	3.3%	3.3%	3.3%
Amortization of intangible assets resulting from business acquisitions	2.0%	1.5%	1.5%	2.3%	1.7%	1.7%
Change in fair value of long-term investments	-	(1.8)%	(1.8)%	-	(0.7)%	(0.7)%
Share-based compensation expenses included in share of results of equity investees	(0.1)%	0.0%	0.0%	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(0.5)%	(0.0)%	(0.0)%	(0.6)%	(0.3)%	(0.3)%
Non-GAAP net margin	17.5%	23.3%	23.3%	16.9%	20.6%	20.6%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	291,777,760	295,068,924	295,068,924	290,853,040	294,681,288	294,681,288
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	296,419,017	299,839,409	299,839,409	294,437,994	299,630,643	299,630,643
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	145,888,880	147,534,462	147,534,462	145,426,520	147,340,644	147,340,644
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	148,209,508	149,919,704	149,919,704	147,218,997	149,815,321	149,815,321

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	1.64	2.86	0.42	4.28	6.67	0.97
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	1.61	2.81	0.41	4.23	6.56	0.95
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	3.28	5.72	0.83	8.57	13.35	1.94
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	3.23	5.63	0.82	8.46	13.13	1.91